

Mail Stop 4720   February 7, 2017

Ralph T. Finkenbrink
President and Chief Executive Officer
Nicholas Financial, Inc.
2454 McMullen Booth Road, Building C
Clearwater, Florida 33759

>   **Re: Nicholas Financial, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2016**
>   **Filed June 14, 2016**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2016**
>   **Filed November 9, 2016**
>   **File No. 000-26680**

Dear Mr. Finkenbrink:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2016

Item 6. Selected Financial Data, page 19

1.   We note your disclosure of write-off to liquidation percentage in the table and the definition of this calculation elsewhere in the document. Based on the current disclosures, it is unclear whether or not management views this calculated metric as a non-GAAP measure or not. Refer to Item 10(e) of Regulation S-K and updated Compliance and Disclosure Interpretations issued on May 17, 2016 and provide management's rationale for this determination. Should management determine this to be a non-GAAP measure, please clearly label and define this metric as a non-GAAP measure, present the most directly comparable GAAP financial measure with equal or greater prominence within the tabular disclosure, include a reconciliation between the GAAP and the non-GAAP measure, and provide an explanation as to how the

management uses this non-GAAP measure. Conform the disclosure of this metric as necessary throughout the filing. If management does not believe this is a non-GAAP measure, please provide a sufficient discussion explaining how and why this is not a non-GAAP measure. Future filing disclosures should be revised accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policy, page 21

2.   We note your disclosure that all contracts purchased by a branch during a fiscal quarter comprise a static pool which you utilize in your determination of any general reserve pursuant to ASC 450-20 as the management considers these pools to have similar risk characteristics. Please tell us whether there are different levels of customer income, stability, credit history, and assigned internal risk rating for contracts in a static pool. If so, please explain how the segregation of your contracts into static pools by branch instead of similar credit risk characteristics appropriately captures your historical loss experience.

3.   We note that in analyzing a static pool you consider the performance of prior static pools originated by the same branch office, the performance of prior contracts purchased from the dealers whose contracts are included in the current static pool, the credit rating of the customers under the contracts in the static pool, and current market and economic conditions and that adjustments are made if they are determined to be necessary. Please address the following:

- Clarify the historical charge-off period used in your credit loss model and how you capture the impact of the difference between historical losses captured in your credit loss model and current conditions.

- Clarify how you consider the impact of the changes in the loss emergence period for loans recently acquired that are categorized in the lower tiers of your guidelines and the loss emergence period of historical loans categorized in the higher tiers of your guidelines.

Analysis of Credit Losses, page 23

4.   We note that during the fourth quarter of the fiscal year ended March 31, 2016, that you refined your allowance for credit loss model to incorporate recent trends that include the acquisition of longer term contracts and increased delinquencies to better align the allowance for credit losses with the portfolio's performance indicators and that you also experienced a decrease in auction prices in fiscal 2016 from fiscal 2015 which impacts the amount of write-offs. Please address the following:

- Explain and revise your future filings, as necessary, how these refinements were reflected in the static pools used in establishing reserves for losses. For example, explain whether the refinements were captured in the static pools at the loan level or through a qualitative adjustment.

- Given the recent refinements in the credit loss model and that your allowance for credit losses is based on past loan experience, and known and inherent risks in the portfolio, explain why the allowance did not increase relative to the increases in net charge-offs, write-off to liquidation percentage, nonperforming loans, and delinquencies for the fiscal year ended March 31, 2016.

- Clarify with additional granularity, adjustments made to the loss reserves, including the specific facts and circumstances and how they correlate to losses captured in your credit loss model.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Credit Losses, page 20

5. We note that your allowance for credit losses at September 30, 2016 was $13.7 million and 3.98% of finance receivables, net of unearned interest compared to $13.0 million and 3.80% at March 31, 2016. Please address the following:

- Explain and revise your future filings, as necessary, how the allowance for credit losses, which you state is based in part on your past loan experience, known and inherent risks in the portfolio, and the estimated value of any underlying collateral, did not increase relative to the increase in net charge-off percentage from 7.56% at March 31, 2016 to 8.43% for the six months ended September 31, 2016, the increase in write-off to liquidation percentage from 9.10% at March 31, 2016 to 10.42% for the six months ended September 31, 2016, the increase in nonperforming accounts from $9.5 million at March 31, 2016 to $18.1 million at September 31, 2016 and the increase in delinquencies from $26.9 million at March 31, 2016 to $47.3 million at September 30, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3291 with any questions.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services